Mail Stop 3561
								June 14, 2005

Vance Ito, Principal Financial Officer
Pivx Solutions, Inc.
23 Corporate Plaza, Suite 280
Newport Beach, CA 92660

Re:	Pivx Solutions, Inc.
	Item 4.02 Form 8-K
      Filed June 2, 2005
      Supplemental response letter
      Filed June 13, 2005
	File No.  0-33265

Dear Mr. Ito:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      While your supplemental response to our previous comment 2 states the auditor did not examine or review any records, transactions, or events after March 15, 2005, the financial statements were revised on June 7, 2005 to record a decrease of $1.9 million in total assets and additional paid in capital and to provide additional disclosure in Note 2. Please note that AU 530 specifically states that if a subsequent event occurs after the date of the auditor`s report and the financial statements are adjusted and disclosure of the event is made, then the auditor must date the report as set forth in paragraph .05 of AU 530. Please have the auditors revise their report accordingly.

	 We note that you filed the Form 8-K/A Amendment #1 as correspondence in EDGAR. Please file the amended Form 8-K/A
Amendment #1 in public EDGAR.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Babette Cooper at
(202)
551-3396

							Sincerely,



							Babette Cooper
							Staff Accountant


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE